                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                           EarthShell Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                   Common
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                27032 B100
                     ----------------------------------
                              (CUSIP Number)


--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032B100
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Essam Khashoggi
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     70,355,623
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  70,355,623
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     70,355,623
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     70.3%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

CUSIP No. 27032B100
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     E. Khashoggi Industries, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     58,056,330
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  58,056,330
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     58,056,330
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     58.0%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     OO
-------------------------------------------------------------------------------

ITEM 1.

    (a)   Name of Issuer
          EarthShell Corporation
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
          111 S. Calvert Street, Ste. 1950 Baltimore, MD 21202
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing
          Essam Khashoggi and E. Khashoggi Industries LLC
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence
          800 Miramonte Drive, Santa Barbara, CA 93109
          ---------------------------------------------------------------------
    (c)   Citizenship
          United States and Delaware
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
          Common
          ---------------------------------------------------------------------
    (e)   CUSIP Number
          27032 B100
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:

    Essam Khashoggi beneficially owns 70,355,623 or 70.3% of the class. The 70,355,623 shares includes 58,056,330 shares or 58.0% of the class held by E. Khashoggi Industries, LLC ("EKI"), of which Mr. Khashoggi is the controlling owner and 12,278,333 shares which are held by other entities, including Concrete Technology Corporation ("CTC"), in which Mr. Khashoggi also has a controlling ownership interest. Also, included in the
    70,355,623 shares are 20,960 vested options which entitle Mr. Khashoggi to purchase an additional 20,960 shares. Mr. Khashoggi has sole voting and dispositive power with respect to all such 70,355,623 shares or 70.3% of the class.
    ---------------------------------------------------------------------------

    (b) Percent of class:

    See item 4(a)
    ---------------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote

              See item 4(a)
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote

               0
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of

              See item 4(a)
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of

               0
              -----------------------------------------------------------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

    Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

    Not applicable

ITEM 10. CERTIFICATION

    Not applicable

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                   February 14, 2000
                                       ----------------------------------------
                                                         Date

                                                 /s/ Essam Khashoggi
                                       ----------------------------------------
                                                      Signature

                                          Essam Khashoggi, as an individual
                                          and as Chief Executive Officer of
                                            E. Khashoggi Industries, LLC.
                                       ----------------------------------------
                                                      Name/Title